Exhibit 99.2

FORESIGHT AUTONOMOUS HOLDINGS INVESTOR CONFERENCE January 2020 NASDAQ/TASE: FRSX

FORWARD LOOKING STATEMENT 2 • This presentation of Foresight Autonomous Holdings Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, Foresight is using forward - looking statements in this presentation when it discusses the potential of its products, market trends and potential, milestones, sales targets and sales potential . • Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”) including, but not limited to, the risks detailed in the Company’s registration statement on Form 20 - F, filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . The Company takes no responsibility for the content of any third parties, including third parties that are referenced in this presentation . All content in this presentation regarding Rail Vision Ltd . has been prepared by Rail Vision and is the responsibility of Rail Vision .

MICHAEL GALLY Chairman

MAIN MESSAGE 4 Foresight is currently in its best place since it was founded

13.3.2017 THE STARTUP CURVE 5

PRODUCT/MARKET FIT 6 “The term product/market fit describes ‘the moment when a startup finally finds a widespread set of customers that resonate with its product’.” Eric Ries

THE WAIT 7 Why is it taking so long?

STARTUP DEFINITION 8 A  startup is an organization dedicated to creating something new under conditions of extreme uncertainty NEW UNCERTAINTY

AUTOMOTIVE VERTICALS 9 Performance proved to be relevant to different verticals: passenger vehicles, defense industry, buses/truck, heavy equipment machinery

PRODUCT OFFERING 10 The technology can be offered as: • A software product • A software + hardware product • Features to be integrated into other products

INTELLECTUAL PROPERTY 11 The company ’ s IP (knowledge and patents) is already of great financial value

INDUSTRY REALIZATION 12 Disappointment from LIDAR performance and realization that “ the eyes of the vehicle ” must be camera - based

HAIM SIBONI Founder & CEO

ABOUT FORESIGHT HOLDINGS 14 23.20%    76.80 %  Public Float AUTOMOTIVE 100% 24.12 % Vision based accident prevention and autonomous driving systems Cellular Ͳ based V 2 X system Vision - based systems for railway safety, security and maintenance Foresight Autonomous Holdings (FRSX) 100 % AUTOMOTIVE

DORON COHADIER VP Business Development

MARKET TRENDS – AUTONOMOUS DRIVING DELAYED 16

MARKET INSIGHTS 17 • Cornell University Research (April 2019 ) - “ Researchers found that accuracy of a stereo camera is superior and can be a viable and low - cost alternative to LiDAR ” • OEMs are currently evaluating IR technology • Automotive IR through regulation • No good sensor currently available for harsh weather conditions

QUADSIGHT ® 18

QUADSIGHT ® DEMO 19

QUADSIGHT ® CAPABILITIES – STEREOSCOPIC TECH. 20

QUADSIGHT ® CAPABILITIES –  D  POINT CLOUD 21

QUADSIGHT ® CAPABILITIES – AUTO CALIBRATION 22

QUADSIGHT ® CAPABILITIES – HARSH WEATHER 23

QUADSIGHT ® CAPABILITIES - FUSION 24

AGREEMENTS 2019 25 • Israel – Commercial agreement with Elbit Systems • Japan – Distribution agreement with Cornes Technologies • China • Strategic Agreement • Technological Agreement

FIRST COMMERCIAL AGREEMENT – ELBIT SYSTEMS 26 • Software license – thousands of dollars per license • Support & maintenance services for additional fees • Modifications entail additional cost • Exclusive rights in Israel and globally

TECHNOLOGICAL AGREEMENT WITH CHINESE TIER ONE 27 • Chinese Tier One supplier develops automatic safety solutions for Chinese OEMs • Aim to integrate QuadSight into existing projects of the supplier • Agreement includes sale of a QuadSight prototype system • Foresight and the Chinese supplier have each applied for Israel - China bilateral governmental funding programs

PROTOTYPES 28 *Trademarks are the property of their respective owners

GEOGRAPHICAL EFFORTS 2019 29 NORTH AMERICA ASIA EUROPE JAPAN AFRICA SOUTH AMERICA

Technological Demonstrations TECHNOLOGICAL DEMONSTRATIONS 30 JAPAN USA FRANCE GERMANY

Sales Cycle POC Design Win Prototypes Mass Production SALES CYCLE 31

ADDITIONAL MARKETS 32

Award - Winning Technology CES Innovation Awards (2019) Edison Awards Gold Winner (2019) AWARD - WINNING TECHNOLOGY 33 CES Innovation Awards (2019) New Mobility World Lab 18 Startup Challenge (2018) Edison Awards Gold Winner (2019) BIG Innovation Awards (2020)

EFRAIM WASSERVOGEL Sr. Consultant

AUTONOMOUS VEHICLES - A PARADIGM SHIFT 35 • Since 1980 , the total cost of electronics embedded in a car has increased and in 2010 reached the same cost of the “ mechanical ” chassis. • Since then, the OEMs have lost control of innovation which is presently being developed by Tier One suppliers and startups, as well as by newcomers such as and *Trademarks are the property of their respective owners

AUTONOMOUS VEHICLES - A PARADIGM SHIFT – CONT ’ D 36 • In 2015 , all the OEMs have declared that L 5 shall be on the market by 2025 ! • Recently the same OEMs have decided to delay L 5 to 2035 … • This decision paves the way to L 3 and 4 as well as to

Manual control Manual control + cruise control Steering, braking control Environment detection driver overrides Geofencing autodrive . driver overrides No steering wheel, no pedals … REMINDER - LEVELS OF DRIVING AUTOMATION 37 * Source: https://www.machinedesign.com/mechanical - motion - systems/article/ 21838234 /how - ai - is - paving - the - way - for - autonomous - cars

EUROPEAN OEMS RANKED BY “AUTONOMY” LEVEL 38 Level 2 Level 3 Level 3 “plus” VOLVO Trucks and Mercedes Trucks & Cars are the most advanced OEMs Although a VW Group ’ s subsidiary, AUDI is significantly more innovative than VW Small but very ambitious VW wants to be Level 4 … or nothing ! BMW is on the verge to be L 4 Both Renault and PSA are followers *Trademarks are the property of their respective owners

Level 2 Level 3 Level 3 “plus” EUROPEAN TIER ONE RANKED BY “ AUTONOMY ” LEVEL 39 *Trademarks are the property of their respective owners

CUSTOMER FEEDBACK 40 • Foresight performs real time demonstrations in order to allow OEMs and Tier One suppliers to understand QuadSight superiority over competing technologies. • Last summer, we have performed live demos to many European OEMs and Tier One suppliers. They were very impressed by the combination of software/algorithm and the true image displayed by 2 sets of stereoscopic cameras (visible and IR) .

DROR ELBAZ COO, Deputy CEO, Eye - Net Mobile

42 186 336 716 365 0 100 200 300 400 500 600 700 800 1949 1951 1953 1955 1957 1959 1961 1963 1965 1967 1969 1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 WHAT WE ARE AIMING TO SOLVE FATALITIES IN ROAD ACCIDENTS IN ISRAEL 1949 - 201  Smartphones usage Source : Road Safety Trends in Israel, Israel National Road Safety Authority, September 2016

SOLUTIONS & BUSINESS MODEL

Protect

Real-time pre-collision alerts to **vulnerable road users and vehicles** by using smartphones.

- 3rd party applications
- Mobile carriers embedded
- Car manufactures
- Infotainment systems

Offering
Mobile SDK
Revenue stream
Free

Availability
Q1-2020

Analyze

Real-time alerts and notifications, enhanced map information and automatic e-call service

- Automotive OEMs
- Leasing & rental companies
- Infotainment systems

Offering
Standalone app.
Revenue stream
License

Availability
Q4-2020

Predict

Safety trends and actionable insights based on state-of-the-art artificial intelligence system

- City planners
- Statutory authorities
- Auto tech developers
- Mapping companies
- Research groups

Offering
- Data as service
- Dashboard

Revenue stream
License / Per API

Availability
Q2-2021

EYE-NET MOBILE
43

44 FORECAST REVENUES FROM SMARTPHONE - BASED DRIVER SAFETY SERVICES [ Bn$ ] Source : (Based on) Ovum TMT intelligence | The opportunity for MNOs in driver safety initiatives | 12 Feb 2019 0 2 4 6 8 10 12 2018 2019 2020 2021 2022 North America Europe Asia & Oceania RoW [ ~ 30 ] [ ~11.5 ] [ ~ 15.5 ] [ ~ 20 ] [ ~24 ]

45 Jan 2020 SDK Version ACHIEVEMENTS AND PLANNED MILESTONES Sep 2016 Project initiation Mar 2018 Multi - participants trial May 2018 Smart infrastructure integration trial Aug 2018 Integration with a local CSP Feb 2019 Smart transportation trial Jun 2019 Eco - Motion - Tel - Aviv Feb 2019 MWC - Barcelona Jul 2019 Large scale trial Q 2 2020 Eye - Net Design Partners Program May 2018 Eye - Net Establishment

46 Users 8,551 3,431 41.2% 58.8% Distance > 754K [Km] > 13K [Km] > 700K [Km] > 33K [Km] Usage > 35K [ Hr ] < 1% [B/ Hr ] > 68 [GB] 1.9 [MB/ Hr ] Service 1.48% [AU] 100% > 34.5M 134 [ ms ] Efficiency > 50.4% 2,647 [UU] 438 [UU] 5 Feedbacks • Tackles a REAL problem • Simplicity (UX / Onboarding) • User added value (“No Alerts”) • Battery consumption 24 - 29 July 2019 – Large scale trial

ELEN KATZ Founder & CEO, Rail Vision

Sales Targets 2020 ▪ 2020 as the first year for sales ▪ Purchase Order volume of 5M $ /or order for 70 Systems ▪ Initiate sales cycles as base for sales 2021 - 2022 DA (Data Acquiring) => DEMO => POC (Proof Of Concept) =>RFI (Request For Information) => RFP (Request For Proposal) 48

Potential 2020 - 2021 Application Territory / Costumer Stage Potential Date Mainline Asia RFP 5 - 6 systems Q2/ 2020 Europe DA+ Demo - Q1/2020 Europe RFI 135 systems Q2 - Q3/2020 Europe RFP 12 systems Q2 - Q3 /2020 Switch Yard Europe Contracting local entity 31+45 systems Q1 /2020 Europe DA + Demo => RFI/RFP 150 systems 2021 Asia DA + Demo 30 systems Q1 - Q2/2020 Europe RFI => Demo => RFP - Q3 – Q4 /2020 LRV USA RFP 650 systems Q3 - Q4 /2020 USA Demo => RFI/RFP 1000 - 1500 systems 2020 - 2021 Europe DA => RFI => RFP 300 systems Q2 - 2021 Asia RFP 180 systems 2021 IBN Europe Q2 /2020 49

Main Highlights and Achievements ▪ Finance: March 2019 - $10 million strategic investment by Knorr - Bremse (KB) ▪ R&D: ▪ Switch Yard (SY – 200 meters) – Final stages ▪ Main Line (ML – 1000 meters) – Q3 2020 ▪ Light Rail Vehicle (LRV) – Q3 2020 ▪ Image - based navigation (IBN) – Q2 2020 ▪ ML demo was successfully installed on a European operator’s locomotive for DA. ▪ Advanced negotiation with a European operator for an order of SY systems after a successful LTP (A EUR 3.0 million deal with an option for additional EUR 3.5 million) 50

HAIM SIBONI Summary & Questions

STATUS UPDATE – ELBIT SYSTEMS 52 Moving towards a commercial agreement with Elbit’s end - user customers

STATUS UPDATE – HEAVY EQUIPMENT MARKET 53 Moving towards proof of concept (POC) with heavy equipment vehicle manufacturers and Tier One suppliers

STATUS UPDATE – PASSENGER VEHICLES MARKET 54 Moving towards proof of concept (POC) with passenger vehicle manufacturers and Tier One suppliers

STATUS UPDATE – EYE - NET MOBILE 55 Moving towards paid POCs with vehicle manufacturers and pilots with third - party applications

THANK YOU! Info@foresightauto.com www.foresightauto.com 56